Exhibit 1.01

Academy Sports and Outdoors, Inc.
Conflict Minerals Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended

The information in this Conflict Minerals Report (“CMR”) of Academy Sports and Outdoors, Inc. (together with its subsidiaries, the “Company” or “Academy”) is for the calendar year ended December 31, 2023 and, prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and Form SD (together with Rule 13p-1, the “Conflict Minerals Rules”). As used herein and consistent with the Conflict Minerals Rules, “3TG” or “Conflict Minerals” mean columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives tin, tantalum and tungsten. Refer to the Conflict Minerals Rules for definitions of certain terms used in this CMR, unless otherwise defined herein.

1.Company Introduction/Overview

Based in Katy, Texas, the Company is a leading full-line sporting goods and outdoor recreation retailer in the United States. As of May 24, 2024, Academy operates 285 stores across 19 states, as well as a website and mobile app. Academy’s merchandise assortment focuses on key categories of outdoor, apparel, footwear, and sports and recreation through leading national brands and a portfolio of private label brands.

Most of the Company’s retail business is comprised of third-party branded merchandise purchased from independent suppliers who manufacture merchandise around the world. The Company also contracts third-party manufacturers to manufacture all of its private label merchandise, including hardgoods, apparel, footwear, and accessories (such third-party manufacturers, the “Suppliers,” and such private label merchandise made by the Suppliers, the “Merchandise”), which may contain 3TG metals. In accordance with the Conflict Minerals Rules, the Company undertook good faith efforts to determine whether any of the Merchandise contained Conflict Minerals necessary to the functionality or production of the merchandise that may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country1 (together with the DRC, the “Covered Countries”).

Academy does not have a direct relationship with any smelters or refiners (“SORs”) that operate facilities used to process 3TG in the Merchandise, and it was not able to identify with reasonable certainty the specific facilities used by the Suppliers to process 3TG in the Merchandise. As a “downstream” company (as such term is defined in the Organisation for Economic Co-operation and Development’s(“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-
1 The term “adjoining country” is defined for purposes of this CMR as a country that shares an internationally recognized border with the DRC (as of the date of this CMR).

Risk Areas and accompanying Supplements (the “OECD Guidance”)),2 Academy relies on the Suppliers to provide accurate, reliable information about 3TG in its supply chain.

2.Reasonable Country of Origin Inquiry

To implement its reasonable country of origin inquiry (“RCOI”), the Suppliers were engaged to complete a pre-sourcing survey to report information regarding the presence and sourcing of 3TG metals used in the Merchandise supplied to Academy, in order to determine whether a Supplier is in-scope. As required by the Conflict Minerals Rules, the Company conducted an RCOI of in-scope Suppliers for calendar year 2023. The Company’s in-scope Merchandise categories were limited to its private label merchandise, including hardgoods, apparel, footwear, and accessories. Third-party branded merchandise that the Company sells but does not contract to manufacture are out-of-scope for purposes of its compliance with the Conflict Minerals Rules. The Company has a policy relating to the responsible sourcing of Conflict Minerals (the “Conflict Minerals Policy”), and other requirements of the Suppliers in its Vendor Code of Conduct. The Suppliers are expected to provide 3TG sourcing information in accordance with our Conflict Minerals Policy and Vendor Code of Conduct, both of which are available on Academy’s investor relations website at investors.academy.com.

RCOI Supplier engagement was conducted as follows:

1.An introduction email was sent by the Company to the Suppliers describing the Company’s Conflict Mineral Compliance Program (“CMCP”) and identifying the Company’s third-party service provider (“Service Provider”) as a partner in the CMCP process.
2.A follow-up email was sent by the Service Provider to the Suppliers containing a registration form and link to the RCOI survey maintained on the Service Provider’s platform.
a.Suppliers were provided with additional information about Academy’s CMCP, which utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”), version 6.22 or version 6.31, including why the information was being collected, a review of how the information would be used, and how the information requested could be provided.
b.Suppliers were introduced to the Service Provider’s Resource Center to increase Suppliers’ awareness of Academy’s CMCP, the supporting regulations, and frequently asked questions concerning 3TG tracing. The Service Provider’s Resource Center also included opportunities for our Suppliers to participate in webinars on the Conflict Minerals Rules.
3.A series of reminder emails were sent to non-responsive Suppliers requesting completion of the survey.
4.If, after these efforts, a Supplier still did not provide the requested information/survey completion, an escalation process was initiated. As needed, the Service Provider would contact the non-responsive Supplier by phone, to offer assistance on how the Supplier could provide the requested information.
5.SORs provided by the Supplier were matched against the Responsible Minerals Initiative’s (“RMI”) Standard Smelter List. SORs’ sourcing practices and sourcing status were cross-referenced with the RMI’s Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association’s (“LBMA”) Responsible Gold Certification, and the Responsible Jewelry Council’s (“RJC”) Chain-of-Custody Certification.
6.If a Supplier sourced from SORs that were not certified or active, the Company or the Service Provider would request a meeting with the Supplier to discuss remediation and request to have
2 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and accompanying Supplements, https://www.oecd.org/daf/inv/mne/guidanceEdition2.pdf.

the SOR participate in obtaining a valid designation from recognized industry programs, such as the RMI’s RMAP.

The Company and Service Provider reviewed the Supplier responses and determined which Suppliers were deemed to be in-scope. Supplier responses deemed by the Company to be in-scope were evaluated for plausibility, consistency, and gaps in terms of which Merchandise were stated to contain or not contain necessary 3TG, as well as the origin of those materials. As necessary, the Service Provider undertook additional outreach to our Suppliers to resolve questions or concerns related to Suppliers’ responses. For example, the type of responses requiring follow-up include:
•One or more SORs were listed for an unused metal;
•SOR information was not provided for a used metal, or SOR information provided was not for a verified metal process according to the Service Provider’s database;
•Supplier answered “yes” to sourcing from a Covered Country, but none of the SORs listed are known to source from that region;
•Supplier indicated that they have not received conflict mineral data for each metal from all of their relevant Suppliers;
•Supplier indicated that they have not identified all of the SORs used or provided all applicable SOR information received; and
•Supplier indicated 100% of the 3TG for the relevant Merchandise originates from scrap or recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

To the extent necessary, the Service Provider would conduct additional outreach to applicable Suppliers to resolve these questions or concerns related to Suppliers’ responses.

3.Due Diligence Process

The Company’s due diligence process is based on the framework provided by the OECD Guidance, specifically provided in Annex I “Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain”.

Academy does not have a direct relationship with any SORs. Therefore, our due diligence fact-finding was completed via communications with our Suppliers. Due diligence measures taken by the Company included the following:

•Develop and maintain Academy’s Conflict Minerals Policy, which is available on Academy’s investor relations website at investors.academy.com.
•Establish and maintain an internal team to support supply chain/vendor compliance due diligence.
•Develop and implement a pre-screening survey sent to Suppliers prior to RCOI, in order to determine in-scope Suppliers, thus narrowing the field for further processing.
•Devise and maintain a risk management plan.
•Continue implementation of the risk management plan, monitor and track risk mitigation, report to senior management and evaluate Supplier relationships.
•Utilizing internal and external resources, implement internal process and contractual measures in order to strengthen engagement with Suppliers.
•Incorporate Academy’s Conflict Minerals Policy and Vendor Code of Conduct in the Supplier on-boarding process.
•Conduct training or provide resources for internal business partners responsible for Supplier on-boarding.
•Establish and maintain a grievance mechanism.

•Identify SORs in the supply chain (if any).
•Maintain and refine strategic responses to supply chain/vendor compliance risk.
•Report on risk management to risk management leadership and senior leadership.
•Maintain risk management remediation procedures for non-compliant Suppliers, allowing Suppliers to find compliant SORs, and if, after a reasonable period of time, corrective action is not taken to the Company’s satisfaction, the relationship may be suspended or terminated.
•Report annually on Form SD, including the CMR contained therein, available on Academy’s investor relations website at investors.academy.com.

4.RCOI/Due Diligence Results

Following the pre-screening process described above, a total of 181 Suppliers were determined to be potentially in-scope and contacted as part of the RCOI process. Of the contacted Suppliers, 97% indicated that they do not use any Conflict Minerals in the Merchandise that they produce and were determined to be out of scope, while 3% indicated that one or more of the Conflict Minerals were necessary to the functionality or production of the Merchandise they supplied to Academy (the “In-Scope Suppliers”). 100% of the In-Scope Suppliers provided a CMRT with available smelter information for any 3TG used in their supply chain.

Each of the SORs identified by our In-Scope Suppliers for 2023 were designated as conformant with RMAP, RJC, and/or LMBA standards. The CMRTs and SOR data collected from our In-Scope Suppliers were provided at the company level (meaning the In-Scope Supplier reported on all of their products rather than on the Merchandise that they produced for Academy). Therefore, we cannot confirm the SORs listed below were actually used in the production of the Merchandise that they produced for Academy and we do not have sufficient information to conclusively determine whether the Conflict Minerals in our Merchandise originated in any of the Covered Countries. In addition, some of the SORs may have processed Conflict Minerals originating in whole or in part from recycled or scrap sources. Academy’s efforts to determine this list of SORs and the origin of the Conflict Minerals in the Merchandise consisted of the due diligence measures described in this CMR, analysis of the information provided by the In-Scope Suppliers in their CMRT and data published by RMAP, RJC and/or LBMA, and additional research conducted by our Service Provider.

The following is a list of the SORs reported by the In-Scope Suppliers as being in their supply chains in 2023:

Metal	SOR Name	SOR Location
Gold	Great Wall Precious Metals Co., Ltd. CBPM	China
Gold	Metalor Technologies S.A.	China
Tantalum	Ximei Resources (Guangdong) Limited	China
Tin	Yunnan Chengfeng Non-Ferrous Metals Co., Ltd.	China
Tin	Malaysia Smelting Corporation	Malaysia
Tungsten	Hunan Chenzhou Mining Group Co., Ltd.	China

Countries of origin from which these facilities may source 3TG include:

Angola, Argentina, Australia, Austria, Belgium, Burundi, Cambodia, Canada, Central African Republic, China, Colombia, Congo (Brazzaville), Czech Republic, Djibouti, DRC - Congo (Kinshasa), Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Ivory Cost, Kazakhstan, Kenya, Laos, Luxembourg, Madagascar, Malaysia, Mongolia,

Mozambique, Myanmar, Namibia, Netherlands, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Slovakia, South Africa, South Sudan, Suriname, Sweden, Switzerland, Taiwan, Tanzania, Uganda, United Kingdom, United States, Vietnam, Zambia, and Zimbabwe.

We continue to engage with our Suppliers to obtain current, accurate and complete information about Conflict Minerals in their supply chains, using the CMRT. We also intend to encourage our Suppliers to engage with their SORs to ensure that they are RMAP, RJC and/or LBMA compliant.

5. Forward-Looking Statements

This CMR contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Academy's current assumptions and expectations. You can identify these forward-looking statements by the use of words such as “believes,” “expects,” “may,” “should,” “could,” “projects,” “intends,” or the negative version of these words or other comparable words.

Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are: (a) the continued implementation of satisfactory traceability and other compliance measures by direct and indirect suppliers on a timely basis or at all, (b) changes in the Conflict Minerals Rules and other political and regulatory developments relating to the sourcing of 3TG, whether in the DRC or the Covered Countries, the United States or elsewhere, and (c) set forth in Academy’s filings with the SEC, including Academy’s most recently filed Annual Report on Form 10-K, under the caption “Risk Factors,” as may be updated from time to time in our periodic filings with the SEC, which should be read in conjunction with the forward-looking statements in this CMR. Forward-looking statements speak only as of the date of this CMR or, if earlier, as of the date they are made, and we do not undertake any obligation to update any forward-looking statement.